

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
Grant Winterton
Chief Executive Officer
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel NJ 08054

> **Re: CEDC Finance Corporation International, Inc.**
> **Amendment No. 1 to Application for Qualification on Form T-3**
> **Filed March 11, 2013**
> **File No. 022-28987**
> **Application for Qualification on Form T-3**
> **Filed February 25, 2013**
> **File No. 022-28988**

Dear Mr. Winterton:

We have limited our review of your application for qualification to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application for qualification and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application for qualification and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be able to accelerate the effectiveness of your applications for qualification until all applicable comments, if any, on the related filings, for example, Schedule TO and Schedule 14A, have been resolved.

2. Please ensure that your Form T-3s are updated to reflect revised deal terms, as applicable. In this respect your Form T-3 with file number 022-28988 does not appear to reflect the terms of the current offer.

3. We note you intend to obtain exit consents to eliminate certain restrictive covenants and release certain liens, both subject to note-holder approval of at least 50% and 90%,

respectively. The existing disclosure in your Form T-3 states that, if the covenants are eliminated but the liens are not released, it would not be deemed an issuance of a new security. Please provide us with your analysis supporting this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending application for qualification, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the application for qualification as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above application for qualification.

Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

Cc: James McDonald
        Skadden, Arps, Slate, Meagher & Flom